Adara Thoroughbred

Technology Sports Investing Kentucky Derby Thoroughbred

Join the thrill of thoroughbred ownership with a promising 2 Year Old

SPORTBLX.COM/OFFERINGS/ADARA-THOROUGHBRED NEW YORK NEW YORK





Adara Thoroughbred Corp endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership, an opportunity that has been unavailable to the general public.

George Hall President and CEO @ Adara Thoroughbred

Why you may want to support us...

1. Adara is a promising racehorse that will be starting his racing career in late 2020.
2. Adara has strong pedigree on both sides of his family.
3. Adara is a two year old today, and owners can experience the highs and lows of thoroughbred ownership.
4. Investors will have access to unique content on the Sportblx.com website.
5. Owners of 5% of Adara Thoroughbred Corp. will have a right to first offer on a sale of Adara in the future.

Why investors ❤ us

WE'VE RAISED $100 SINCE OUR FOUNDING

I am passionate about horse racing and want to share in the joy and excitement of owning a promising two year old. I have been a fan of the game for as long as I can remember, and had always wondered what it would be like on the "other side." The experience with Sport BLX, Annestes Farms and Swingman has given people the opportunity to participate in the sport like never before. The excitement and journey that goes along with being an owner, regardless of the size of the stake, is indescribable. I'm hoping to turn my fan-dom into a learning experience that continues for some time to come.

Sareer Fazili Attorney and Counselor at Law

LEAD INVESTOR | INVESTING $2,500 THIS ROUND

The founder

MAJOR ACCOMPLISHMENTS



George Hall
President and CEO
Founder of Sport-BLX Inc. Founder and CEO Clinton Group Inc.

in

In the news



Empire Maker, Belmont winner and prolific sire, dies at 20

Empire Maker, who won the 2003 Belmont Stakes to spoil Funny Cide's Triple Crown bid and went on to become a prolific stallion, died of a rare disease that compromised his immune system. He was 20 years old.

January 22, 2020 @ sports.nbcsports.com



Anticipation High for Empire Maker Yearlings

Multiple Grade I winner Empire Maker (Unbridled) was standing in Japan from 2011 to 2015, but his influence was certainly felt Stateside even during those years.

July 27, 2018 @ thoroughbreddailynews.com



Return of an Empire Maker

The aptly named Empire Maker, whose Triple Crown-winning grandson American Pharoah is represented by his first crop of weanlings this year, has a milestone of his own as the first foals bred since his repatriation

November 5, 2017 @ thoroughbreddailynews.com



Catching Up With Empire Maker

By the time Empire Maker made his debut in October of 2002, the Unbridled son out of blue hen mare Toussaud had a lot to live up to as the half-brother to four graded stakes winners. But he passed that test

May 19, 2016 @ americasbestracing.net

Downloads

- Brochure Adara 092620.pdf
- Certificate of Incorporation Adara Thoroughbred Corp..pdf
- Bylaws - Adara Thoroughbred Corp.pdf
- Valuation memo Adara.pdf

OWN AN UP-AND-COMING RACEHORSE

The corporation will purchase an equity interest in **Adara**, who was a yearling purchase at the prestigious Fasig-Tipton Kentucky 2019 October Yearling Sale. He is being trained by Kenny McPeek and is currently at Churchill Downs where he is being prepared for his two year old campaign. He is regally bred, sired by the classic winner, Empire Maker, out of Mattie Camp, who boasts the likes of Ghostzapper and City Zip in her lineage.

We believe Adara has the potential to compete in lucrative races throughout his career. If Adara is able to win a Grade 1 stakes race, his pedigree merits consideration as a stallion prospect as well. Ownership in Adara Thoroughbred Corp. gives investors a shot at being part of the **Thoroughbred Racing** experience.

The company capital raise is being done at **$100 per share** with a minimum purchase of two shares.



ADARA
Why Should Investors be Interested?
Adara was a $190,000 yearling purchase at the prestigious Fasig-Tipton Kentucky 2019 October Yearling Sale. He is being trained by Ken McPeek and currently resides at Magdalena Farms where he is being prepared for his two year old campaign. He is regally bred, sired by the classic winner, Empire Maker, out of Mattie Camp, who boasts the likes of Ghostzapper and City Zip in her lineage.
By EMPIRE MAKER (2000), [G1] $1,985,800. Sire of 13 crops, 61 black type winners, $106,835,615, including Royal Delta ($4,811,126, champion, Breeders' Cup Ladies' Classic [G1] twice, etc.), Pioneerof the Nile [G1] ($1,634,200), Emollient [G1] ($1,350,400), Grace Hall [G1] ($1,546,360), Bodemeister [G1] ($1,304,800), Mushka [G1] ($1,096,125), Acoma [G1].
1st dam
MATTIE CAMP, by Forest Camp. Winner in 2 starts at 2 and 3, $33,550. Dam of 7 foals of racing age, including a 2-year-old of 2019, four to race, all winners, including-- REALLY MR GREELY (c. by Horse Greeley). 2 wins at 2, $90,240, Hollywood Prevue S. [G3] (BHP, $60,000). Offshore (g. by Exchange Rate). 3 wins, 2 to 5, 2019, $83,770. Drew's Shot (c. by Trappe Shot). Winner at 2 and 3, 2019, $47,205.
ADARA
Empire Maker
Unbridled
Fappiano
Gana Facil
Toussaud
El Gran Senor
Image of Reality
Mattie Camp
Forest Camp
Deputy Minister
La Paz
Mattie Kate
Major Impact
Thirty Zip

HOW IT WORKS

Money raised from this offering will be used to purchase an interest in Adara for racing and breeding and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through race winnings, breeding rights, and a potential sale of the horse. Shareholders will own equity interests in the company and benefit from its accrued earnings.


SPORT BLX
Adara Gallop - September 28, 2020
from Ryan Fisch
00:10
vimeo

Invest today and join the thoroughbred ownership experience!

Investor Q&A

– COLLAPSE ALL

What does your company do?

Adara Thoroughbred Corp's goal is to bring the thrill of thoroughbred to the everyday person. We're an early stage company that will acquire an ownership interest in Adara (the "Horse"), a two-year old colt out of Mattie Camp by Empire Maker. The Company will manage the ownership of the Horse, and make decisions on the choice of trainer, races, breeding opportunities, potential stud services and eventual sale of the horse. The Company is operated by K&G Stables LLC ("K&G").

Where will your company be in 5 years?

We would like the company to bring new owners into the sport. We want fans and investors to enjoy the entirety of Adara's career, from his first race to his potential career as a stallion.

Why did you choose this idea?

Adara Thoroughbred Corp endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership, an opportunity that has been unavailable to the general public.

What does your company do?

Adara Thoroughbred Corp's goal is to bring the thrill of thoroughbred to the everyday person. The company is an early stage company that will acquire an ownership interest in Adara (the "Horse"), a two-year old colt out of Mattie Camp by Empire Maker. The Company will manage the ownership of the Horse, including making decisions as to the choice of trainer, choice of races, breeding opportunities, potential stud services and eventual sale of the horse. The Company is operated by K&G Stables LLC., a Delaware limited liability Company ("K&G"). George Hall is the managing member of K&G.

Why did you choose this idea?

Adara Thoroughbred Corp endeavors to revolutionize the industry and give fans the opportunity to experience the thrill of racehorse ownership, an opportunity that has been unavailable to the general public.

What is SportBLX?

SportBLX is a web-based portal that allows fans and investors all over the world to own shares of unique assets in sports. Our goal at SportBLX is to deliver a robust marketplace for all fan tastes and investment strategies.

What is the difference between SportBLX and Adara Thoroughbred Corp?

SportBLX is a web-based portal that allows fans and investors to own unique assets in sports. Adara Thoroughbred Corp is a company which will acquire an ownership interest in Adara and is selling shares through SportBLX and Wefunder. SportBLX Thoroughbreds is a company that owns interests in several horses including Adara and has sold shares through SportBLX and Wefunder. George Hall and Joseph De Perio are board members of SportBLX Thoroughbreds.

Does the horse have a race history?

Adara has yet to run a race, but he is scheduled to begin his racing career in late 2020.

What is special about Adara?

We believe Adara will be a fine racehorse. Early indications from his trainer, Kenny McPeek, are that he has shown a lot of potential galloping and breezing in his workouts. Adara is preparing to head to the racetrack in late 2020. We believe he has the potential to compete in lucrative races throughout his career. If Adara is able to win a Grade 1 stakes race, his pedigree merits consideration as a stallion prospect as well.

How are you different than horse racing syndicates?

Our goal is to bring the thrill of thoroughbred ownership to more people around the world. Unlike other syndicate models, there is no markup from the syndicate manager at the time of the offering.

Do investors have special access to races or other events?

Investors will have access to unique content on the SportBLX site and be eligible for unique on-track and farm experiences.

How will you make money?

The company will own an interest in Adara and, thus, earn its pro rata share from Adara's race winnings, breeding rights, and any potential sale of Adara less its pro rata share of expenses. If Adara does well on the racetrack, earnings will be higher and Adara will run in marquee races with high purses. If Adara does extremely well on the racetrack, he may become a stallion prospect, in which case he will generate revenues from breeding, and his potential value in a disposition would increase. Shareholders will own equity interests in the company and benefit from its accrued earnings. The asset produces earnings and has operations. As a shareholder of the asset the company is entitled to its earnings and its proceeds in a disposition.

What am I investing in?

Investors are purchasing an equity interest in a company that will acquire an interest in the racehorse Adara. Money raised from this offering will be used to purchase interests in Adara and pay its pro rata share of expenses arising from the training, care, and other typical expenses necessary to manage a horse. Investors are entitled to a share of revenue from racing, breeding, and all other sources of revenue generated by Adara by virtue of its equity ownership in Adara.

What if I'm an accredited investor and want to invest more than is allowed through crowdfunding?

Adara Thoroughbred Corp also has a Reg D offering for the company that is open for accredited investors at https://sportblx.com/offerings/adara-thoroughbred/ .

What level of liquidity will your shares hold? Can I sell my shares?

The board of directors can elect to pay dividends to its shareholders from purse winnings or sales. If you execute an accredited investor transaction, secondary transactions will be available in one year. If you are a non-accredited investor, we will attempt to make a market in the shares in the future. Shares are restricted from transfer for a period of time under applicable federal securities laws. The Securities Act and the rules of the SEC provide in substance that shareholders may dispose of the shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The company has no obligation or intention to register any of the shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the shares become freely transferable, a secondary market in the shares may not develop. The company advises that shareholders should understand that they bear the economic risks of the investment in the shares for an indefinite period of time.

How is the value of Company determined for the offering?

The appraisals are set forth as an attachment on the site.

What is the minimum? And any additional fees?

The minimum investment is $200 at $100 per share. Besides Wefunder's customary fees, there are no additional fees at closing. The Company's directors and officers are not compensated today. Instead, K&G Stables LLC (an affiliate entity) will provide management and administration services to the company for a fee of 10% of assets under management and a performance fee of 20% pursuant to a master services agreement. The offering amount is the post-money valuation of the company after the closing of the offering.

Does my account login for Wefunder also work on the SportBLX platform?

No, you will need to create a new and separate account on SportBLX.com.

I've invested in Adara Thoroughbred through Wefunder, will my shares appear in my portfolio on SportBLX.com?

For now you will only see your shares on the Wefunder site. We will be pulling in positions from Wefunder onto SportBLX.com in the near future and will notify you when that occurs.

Are there any purchase rights for stallion prospectors?

Adara has reputable pedigrees on both sides of his family. Owners of 5% of the corporation will have a right of first offer in a sale of Adara. Please see the Offering Memorandum and bylaws for more details.

Will there be any ongoing costs?

From a shareholder's perspective, there will not be any additional costs. However, Adara Thoroughbred Corp will continue to pay expenses arising from the training, care, and other typical expenses necessary to manage a horse.

If the equity is tied to the horse, what happens when the horse retires? How many more years would be the projected retirement of the horses up for equity?

The typical horse runs to about 5 years of age. Adara is 2 years old, and upon completion of his racing career, if the horse has done well, it can be sold to a breeder.

If Adara is sold to a breeding operation as a breeding stallion, will small shareholders partake in the revenue of such sale?

If Adara is sold or his breeding rights are sold, shareholders will benefit from the proceeds by virtue of their equity ownership in the Company.

What is your team's experience in the industry?

George Hall is the Executive Chairman and co-founder of Sport-BLX, Inc., a financial technology company, and the CEO and founder of Clinton Group, Inc., an investment firm founded in 1991. In 2004, Mr. Hall bought four yearlings for a combined $180,000 and two became stakes winners, including Fagan's Legacy, named for George's grandfather. Since then, he has owned, bred and raced horses and won the 2011 Belmont Stakes at the very track where he was introduced to the game as a child by his grandfather.

What are your revenue goals for 2020 and 2021 respectively? When do you expect to reach profitability?

Revenues for horse racing are difficult to predict. Revenues are realized from purse winnings from races and sales of bloodstock. Our costs are limited, so we should achieve profitability with revenue realization. However, horse racing is a risky endeavor, and revenues are not predictable. If you would like to speak further, please reach out to support@sportblx.com to schedule a conference call.

How will the proceeds be used?

Money raised from this offering will be used to purchase an interest in Adara for racing and pay expenses arising from the training, care, and other typical expenses necessary to manage a horse. If applicable, the remaining offering proceeds will be used to build the company's cash reserves. The company will earn money through race winnings, breeding rights, and a potential sale of the horse. Shareholders will own equity interests in the company and benefit from its accrued earnings.

Moving forward, we will get updates on when Adara races in the future?

Yes, you will. We will continue to post updates to this site and also to https://sportblx.com/offerings/adara-thoroughbred/.